NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium concludes acquisition of European distribution network
July 8, 2008 – ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has successfully concluded the purchase of a 70 percent equity position in Common Market Fertilizers S.A. (“CMF”), one of Western Europe’s largest fertilizer distribution companies.
CMF has developed a large base of 1,500 customers, including retailers and cooperatives, across Europe over the past 24 years and has annual sales revenues of about $600-million and crop nutrient sales volumes of 2 to 2.5 million tonnes. It operates through subsidiaries in France, Germany, Belgium, the UK, Italy and Bulgaria, and it also markets products in Spain, the Netherlands, Ireland, Greece, Denmark and South America. CMF owns and leases over 300,000 tonnes of dry and liquid storage at both port and inland sites across much of Europe.
“The acquisition of CMF provides us with important access to major distribution assets across Europe and is key to expanding our international sourcing and distribution business,” said Mike Wilson, Agrium President and CEO.
CMF’s head office is located in Brussels, Belgium, and CMF currently has 60 employees across Europe. Oscar Geyer will remain as Managing Director of CMF, and he will continue to hold an equity position in the company.
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Forward-Looking statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Company’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, general economic, and market and business conditions. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Ashley Harris, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com